September 14, 2009


Securities and Exchange Commission
100 F Street, North East
Washington, D.C.
Attention:  Cathey Baker

Re:	TNT Designs, Inc. (the "Company") Amended Preliminary Information
Statement ("PRE14C"); SEC File no. 333-121787

Dear Ms. Baker,

In John Reynold's letter to the Company dated September 11, 2009, he asked us to advise you as to why the PRE14C should not include material information under Item 13 of Schedule 14A. Instruction 1 to Item 13 states:

1. Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value. (emphasis added)

Pursuant to this instruction, the Company has not included the information required by paragraph (a) of Item 13 of Schedule 14A because it does not deem it material for the exercise of prudent judgment; if the Company does issue preferred shares, it intends to only issued preferred shares for cash and only in circumstances where the Company will receive what it believes to be fair value. The PRE14C has been modified to clarify this point. Please see the last paragraph on page 24 titled "Issuance of Preferred Shares".

If you have any questions that do not rise to the level of a comment letter, please do not hesitate to call.


							Sincerely,
							Joyce Thrasher Kaiser & Liss, LLC




							H. Grady Thrasher, IV, Esq.

JOYCE, THRASHER, KAISER & LISS
A LIMITED LIABILITY COMPANY

Securities and Exchange Commission
September 2, 2009
Page 2


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        H. Grady Thrasher, IV
        d: 404-760-6002
        gthrasher@jtklaw.com




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